UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)

Room 3111-3112, 31/F, One Pacific Place, 88 Queensway, Hong Kong K3
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

SIGNATURES

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

INTERIM RESULTS ANNOUNCEMENT 2003

CHAIRMAN’S STATEMENT

The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2003.

The interim financial report has been reviewed by the Company’s audit committee and the auditors.

RESULTS

The Group’s turnover and consolidated net loss attributable to shareholders amounted to HK$151,261,000 (2002: HK$176,644,000) and HK$162,743,000 (2002: profit of HK$30,632,000) respectively. Basic loss per share was HK39.45 cents (2002: earnings of HK7.42 cents).

INTERIM DIVIDEND

In view of the loss recorded for the first half of 2003 and in line with the need of the Group’s future development, the Board has resolved not to declare an interim dividend for the six months ended 30 June 2003 (2002: Nil).

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2003

		For the six months
		ended 30 June

		2003	2002
	Notes	HK$’000	HK$’000

		(Unaudited)	(Unaudited)
Turnover	2	151,261	176,644
Cost of services		(141,769)	(132,255)

		9,492	44,389
Write-back of provision on regulatory matters	3	—	23,400
Other operating income		5,026	15,586
Impairment loss on fixed assets	4	(92,438)	—
Administrative expenses		(31,584)	(31,394)

(Loss)/profit from operations		(109,504)	51,981
Share of results of jointly controlled entities		(54,345)	(5,074)

(Loss)/profit from ordinary activities before taxation		(163,849)	46,907
Taxation	5	622	(16,969)

(Loss)/profit from ordinary activities after taxation		(163,227)	29,938
Minority interests		484	694

Net (loss)/profit attributable to shareholders		(162,743)	30,632

(Loss)/earnings per share	6
- Basic		(39.45 cents)	7.42 cents

- Diluted		(39.45 cents)	7.40 cents

Notes:

1.	PRINCIPAL ACCOUNTING POLICIES

The same accounting policies adopted in the 2002 annual accounts have been applied to the interim financial report except that the Group have adopted Statement of Standard Accounting Practice 12 (revised) “Income taxes” issued by the Hong Kong Society of Accountants which became effective for accounting periods commencing on or after 1 January 2003. The adoption of Statement of Standard Accounting Practice 12 (revised) has no material effect on the Group’s results for the current or prior accounting period.

2.	SEGMENTAL INFORMATION

The Group has only one business segment, namely the maintenance, operation and leasing of satellite telecommunication systems.

The Group’s geographical segment analysis of turnover and contribution to profit from operations by location of customers, is as follows:

			Contribution to
	Group turnover		profit from operations
	Six months ended		Six months ended
	30 June		30 June

	2003	2002	2003	2002

	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	17,794	24,739	1,116	6,217
Other regions in the People’s Republic of China	112,116	125,174	7,036	31,455
Others	21,351	26,731	1,340	6,717

	151,261	176,644	9,492	44,389

Write-back of provision on regulatory matters			—	23,400
Other operating income			5,026	15,586
Impairment loss on fixed assets			(92,438)	—
Unallocated corporate expenses			(31,584)	(31,394)

(Loss)/profit from operations			(109,504)	51,981

3.	WRITE-BACK OF PROVISION ON REGULATORY MATTERS

This represented the adjustment of a provision made in 2000 for the estimated cost of retrofitting the dishes of potential affected customers of APSTAR IIR under the terms of an agreement made with an independent third party dated 18 August 1999 in relation to the leasing of substantially all of the transponder capacities of APSTAR IIR.

4.	IMPAIRMENT LOSS ON FIXED ASSETS

The Group has reviewed the carrying value of APSTAR I and APSTAR IA at 30 June 2003. Based on the estimated recoverable value of these assets, an impairment loss of HK$92,438,000 has been made during the six months ended 30 June 2003.

5.	TAXATION

	For the six months
	ended 30 June

	2003	2002

	HK$’000	HK$’000
Hong Kong taxation	4,918	3,719
Overseas taxation	10,072	11,425
Deferred taxation	(15,612)	1,825

	(622)	16,969

The provision for Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the six months ended 30 June 2003. Overseas taxation is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

6.	(LOSS)/EARNINGS PER SHARE

(a)	Basic (loss)/earnings per share

The calculation of the basic (loss)/earnings per share is based on the (loss)/profit attributable to shareholders of (HK$162,743,000) (2002: HK$30,632,000) and the weighted average of 412,535,000 ordinary shares (2002: 412,720,000 shares) in issue during the six months ended 30 June 2003.

(b)	Diluted (loss)/earnings per share

The calculation of the diluted (loss)/earnings per share is based on the (loss)/profit attributable to ordinary shareholders of (HK$162,743,000) (2002: HK$30,632,000) and the weighted average number of ordinary shares of 412,535,000 shares (2002: 414,092,000 shares) after adjusting for the effects of all dilutive potential ordinary shares.

	Six months ended
	30 June

	2003	2002

	’000	’000
Number of shares
Weighted average number of ordinary shares used in calculating basic (loss)/earnings per share	412,535	412,720
Deemed issue of ordinary shares for no consideration	—	1,372

Weighted average number of ordinary shares used in calculating diluted (loss)/earnings per share	412,535	414,092

7.	CONTINGENT LIABILITIES

(i)	In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder lease income derived from the overseas lessees. From 1999 onwards, overseas withholding tax has been charged on certain transponder lease income of the Group and full provision for such withholding tax for the years from 1999 onwards has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 onwards and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect of 1998 and before, calculated at the applicable rates based on the relevant transponder lease income earned in those years, not provided for in the financial statements amounted to approximately HK$75,864,000.

(ii)	The Company has given a guarantee to banks in respect of a secured term loan facility granted to its subsidiary. The extent of such facility utilised by the subsidiary at 30 June 2003 amounted to HK$163,800,000 (at 31 December 2002: HK$163,800,000).

(iii)	The Hong Kong Profit Tax returns of a subsidiary of the Company for the years of assessment 1999/2000 and 2000/2001 are currently under dispute with the Hong Kong Inland Revenue Department (“IRD”). This subsidiary recognised a gain of HK$389,744,000 in 1999 in relation to the transfer of substantially all of the satellite transponder capacities of APSTAR IIR for the rest of its useful life. This subsidiary has claimed the gain as a non-taxable capital gain in its 1999/2000 Profits Tax return. The non-taxable claim is under review by the IRD which at the same time has proposed to treat the proceeds received as taxable income to this subsidiary with a corresponding entitlement to statutory depreciation allowance in respect of APSTAR IIR.

Having taken into consideration independent professional advice, the Company believes it has a reasonable likelihood of success in defending its position that the gain derived from the abovementioned transaction should be treated as non-taxable. Accordingly, no provision for the deferred taxation that may arise in the event that the Company is unsuccessful, estimated at HK$57,000,000, has been recognised in the financial statements.

8.	POST BALANCE EVENTS

(i)	In view of the continuous downturn in the telecommunication market, especially the submarine cable business, the directors of APT Satellite Telecommunications Limited (“APT Telecom”), a jointly controlled entity, decided to reorganise the business of APT Telecom by transferring the Fixed Carrier Business to the Group for a cash consideration of HK$6,800,000 and transferring the Cable Interests related to the Fixed Telecommunication Network Services Licence to other shareholder of APT Telecom for a cash consideration of HK$5,560,000. Upon the completion of the reorganisation, APT Telecom will continue to operate the Telepark Data Center. Details of the reorganisation have been set out in a press announcement on 10 September 2003.

(ii)	On 26 August 2003, a wholly owned subsidiary of the Group (“the Subsidiary”) has entered into a Satellite Procurement Amendment Agreement, a Satellite Transponder Agreement and a Satellite Agreement (the “Agreements”) which each make provision in relation to Space System/Loral, Inc. (the “Contractor”) being unable to obtain United States Government export licenses for the transfer of title of APSTAR V to the Subsidiary. Under the Agreements, title of APSTAR V will be transferred to Loral Orion, Inc. (“Loral Orion”) upon intentional ignition rather than the Subsidiary and simultaneously therewith the Subsidiary will have an irrevocable lease of forty-one and one-half (41 and 1/2) transponders for the lease term commencing upon transfer of title from the Contractor to Loral Orion until the end of operational life of APSTAR V. Under the Satellite Agreement, the Subsidiary will release the leasehold interest of twelve and one-half (12 and 1/2) transponders to Loral Orion in stages over a 5 year period from the in-service date of APSTAR V subject to payment of installments ranging from approximately US$6.8 million to approximately US$18.13 million. This will result in the Subsidiary having 29 transponders. The total cost for joint acquisition of APSTAR V are still estimated to be approximately US$115 million for each of the Subsidiary and Loral Orion. Details of the deal had been set out in a press announcement on 28 August 2003 and in a circular to the shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

The Group’s three in-orbit satellites, together with their corresponding telemetry, tracking and control systems, have been operating well. The external economic environment remained sluggish in the first half of 2003, leading to a weakened demand for transponders in the Asia Pacific region while competition grew increasingly intense. This situations were coupled with the current transitional phases of APSTAR I and APSTAR IA and the changes of some current customers with new customers, the utilization rates were subject to downward pressure. For the period ended 30 June 2003, the utilization rates of APSTAR I, APSTAR IA and APSTAR IIR were 47.1%, 56.3% and 100% respectively.

APSTAR V

Construction of APSTAR V commissioned by APT Satellite Company Limited (“APT”) under the Group was completed. APSTAR V is equipped with 38 C-band and 16 Ku-band transponders. Pre-shipment review inspection was carried out at the beginning of August. Once the satellite is delivered, it will be launched by Sea Launch Limited Partnership in November 2003.

On 20 September 2002, APT entered into the Term-sheet with Loral Orion, Inc., (“Loral Orion”), a wholly-owned subsidiary of Loral Space and Communications Limited. Under the Term-sheet, Loral Orion agreed to participate in the development through taking up 50% of the investment of APSTAR V project at an amount of approximately US$115 million so as to reduce investment and market risks of the project. Details of the transaction had been set out in a circular dated 7 October 2002 to the shareholders.

To this date, the satellite supplier, Space System/Loral Inc. (“SS/L”), has yet to obtain the United States Government export licence for transferring the title of APSTAR V to APT. In order to minimize any further delay in the launch of APSTAR V, APT had entered into agreements on 26 August 2003 with SS/L and Loral Orion for leasing the satellite transponders to the effect that APT would be able to utilize the transponders through this irrevocable leasehold arrangement. Details of the transactions had been set out in a press announcement dated 28 August 2003 and in a circular to the shareholders. The Board of Directors is of the view that the launch of APSTAR V should not be delayed by the export licence. The leasing arrangement will ensure that the satellite will be launched as scheduled to replace APSTAR I and commence service to meet customers’ demand and strengthen the market competitiveness of APT.

Loral Orion has committed that it would continue to pursue for the necessary export licence for title transfer of APSTAR V. Upon issue of the licence, title to APSTAR V will be transferred to APT automatically.

At the same time, SS/L had filed for a voluntary petition under Chapter 11 of the United States Bankruptcy Code protection on 15 July 2003 as a means to ensure its fulfillment of a transaction with its customers. According to information at present, the Board has no reason to believe that the delivery of APSTAR V would be affected as a result of this bankruptcy protection that the satellite would not be delivered as scheduled. The Group will monitor closely the development of the situation and will take appropriate action when required to protect the interest of APT.

APSTAR VI

Progress of the APSTAR VI project is smooth and on schedule. The Critical Design Review of the satellite, Telemetry, Tracking and Control System and Baseband System were completed in early July 2003. Construction of the satellite was also proceeding as planned.

The implementation of the launch service contract of APSTAR VI is on course, while the progress of the construction of Long March 3B launch vehicle was on schedule. The satellite supplier has conducted a number of discussions on the technology related to the interface between satellite and launch vehicle as well as the joint operation arrangement relating to the satellite and the launch vehicle at the launch site. Preparation for the launch has been in active progress.

Satellite TV Broadcasting Platform

APT Satellite TV Development Limited (“APT TV”) of the Company was in the course of establishing a satellite TV uplink and broadcasting service business. At present, APT TV’s programme-transmission capacity had reached 18 channels, fully capable to accommodate future demand for satellite TV broadcasting. Furthermore, APT TV has established an associate company with Eurosport, Societe Anonyme, a European sports news channel. The associate company obtained approval for limited broadcasting in China and the broadcasting had commenced.

Telecommunications Services

The telecommunications sector continued to be depressed while the supply of cable-based telecommunication services far exceeded demand. In the short term, any improvement in this business sector would seem unlikely. The telecommunications business of APT Satellite Telecommunications Limited (“APT Telecom”), a jointly controlled entity owned as to 55% by a wholly owned subsidiary of the Group and 45% by SingaSat Private Limited, was reorganised, pursuant to an agreement entered between APT Telecom and both shareholders on 10 September 2003.

Pursuant to the reorganisation, APT Telecom would transferred the cable network services business and related assets to the group of Singapore Telecommunications Limited (“SingTel Group”), while the non-cable-based business such as VSAT, wholesale voice services, together with the related telecommunications licences, would be transferred to the Group. After the reorganisation, APT Telecom only holds the property and assets located in the Telepark in the Science Park in Tai Po to continue operating the Group’s telecommunications services. Details of the reorganisation have been set out in a press announcement on 10 September 2003. An impairment loss of approximately HK$89,018,000 was made in the financial report for the first half of this year for the fixed assets of APT Telecom, including cables, non-cable-based telecommunications equipment and property, out of which an amount of approximately HK$48,960,000 was attributed to the Group.

Impairment on Fixed Assets

To streamline the Group’s asset holdings and on the principle of prudent financial management, an impairment loss on fixed assets of approximately HK$92,438,000 was made for APSTAR I and APSTAR IA in the financial report for the first half of this year. Pursuant to the necessary provision in respect of assets impairment, the Group has strengthened its financial position and is fully prepared for any future development opportunities.

Financial Review

The Group continues to maintain a prudent treasury policy with an aim to ensure a sound financial position for accommodating the needs of committed satellite projects.

As at 30 June 2003, the Group has approximately HK$344,199,000 (31 December 2002: HK$826,257,000) free cash. Together with the secured term loan facilities (the “Loan Facilities”) committed in December 2002 by the Group with two banks that amounted to HK$1,872,000,000 (US$240,000,000), the Group could cope with the needs to invest in future satellite and new telecommunications projects for further business development.

Within the period, the Group’s capital expenditure incurred by APSTAR V and APSTAR VI amounted to HK$510,240,000 (30 June 2002: HK$533,767,000) that was paid by internally generated cash flow and bank loans.

As at 30 June 2003, the Group’s total liabilities was approximately HK$823,017,000 (31 December 2002: HK$864,220,000), among which a bank loan of HK$283,824,000 (31 December 2002: HK$317,682,000) was secured by a time deposit of an equivalent sum and deposit interest rate at a fixed rate of 12% per annum. The Group has used part of the Loan Facilities that amounted to HK$163,800,000 (31 December 2002: HK$163,800,000). Interest was computed basing on the London inter-bank offered rate. The Loan Facilities were secured by the assignment of the construction, launching and related equipment contracts relating to satellites under construction and their related insurance claims proceeds, assignment of all present and future lease agreements of their transponders of satellites under construction, first fixed charge over certain bank accounts which will hold receipts of the transponder income and the termination payments under construction, launching and related equipment contracts. The Group has also pledged certain properties with aggregate net book value of approximately HK$5,062,000 (31 December 2002: HK$5,120,000) for certain banking facilities. During the period, the Group had no additional drawdown of Loan Facilities, the Group’s gearing ratio (total liabilities/total assets) maintained at 26% (31 December 2002: 26%).

For the period ended 30 June 2003, the Group made no hedging arrangement in respect of exchange rate fluctuation as majority of its business transactions was settled in United States dollars. However, as the Loan Facilities presently available to the Group was subject to floating interest rate, the Group would take appropriate measure in due course to hedge against interest rate fluctuation.

As at 30 June 2003, the Group’s share of loss of jointly controlled entities was HK$54,345,000 (30 June 2002: HK$5,074,000). The cable-based telecommunications business of APT Telecom has been affected by continuous downturn in the telecommunication market. The directors of APT Telecom decided to reorganise the business. Details of the reorganisation please refer to notes 8 of this announcement.

Details of contingent liabilities please refer to notes 7 of this announcement.

Business Prospects

Looking ahead to the second half of 2003, it is anticipated that the broadcasting and telecommunications sectors in the Asia-Pacific region will remain sluggish and competition strong. However, upon the successful launch of APSTAR V to replace APSTAR I, the Group is set to enhance its competitive edge in the market.

Development of APSTAR V and APSTAR VI

Launch of APSTAR V is scheduled to take place in November 2003 to replace APSTAR I. The Group will closely monitor the process to ensure that the launch and replacement of the satellites would be conducted safely. Risks related to the launch will be strictly controlled to the minimum to safeguard the Group’s investment and business. Upon the successful launch of APSTAR V, the Group will ensure a smooth transfer for existing customers of APSTAR I to the new satellite. The construction of APSTAR VI will also be closely monitored to ensure that the planned replacement of APSTAR IA will be on course.

As APSTAR V will be in service in the near future, the Group will leverage on the capacity of its transponders to expand the scope of satellite-related businesses to boost enterprise value.

Following to the significant provision made by the Group in respect of the asset impairment, the capital structure of the Group has been streamlined and rationalized. This will help improve the room for future expansion and a better rate of return laying a solid foundation for future overall strategic development of the Group.

Notwithstanding that there are signs of recovery in the economy in the Asia Pacific region, there are still many uncertainties and the coming six months to one year will be full of challenges. Confronting a harsh operating environment, the Group will endeavour to consolidate its core business and further develop new satellite-related businesses prudently as a means to enhance the Group’s growth and value.

HUMAN RESOURCES:

As at 30 June 2003, the Group had 139 employees. The Group remunerates its employees in accordance with their respective responsibilities and the current market trends. On 19 June 2001, the Company first granted the share options under the share option scheme adopted at the annual general meeting of 22 May 2001 (the “Scheme 2001”) to its employees including executive directors. In compliance with the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange Hong Kong Limited (the “Stock Exchange”), the Company adopted a new share option scheme (the “Scheme 2002”) which was passed at the annual general meeting of 22 May 2002. The share options granted on 19 June 2001 in accordance with the Scheme 2001 remain valid.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has compiled with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of the Stock Exchange throughout the period covered by the interim report, except that the non-executive Directors of the Company are not appointed for specific terms but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-Laws of the Company.

AUDIT COMMITTEE

The unaudited Interim Financial Report of the Group for the six months ended 30 June 2003 had been reviewed by the Company’s audit committee in the meeting on 1 September 2003. The audit committee comprised of two independent non-executive directors including Mr. Yuen Pak Yiu, Philip and Mr. Huan Guocang.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed interim results containing information required by paragraph 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

APPRECIATION

On behalf of the Board, I would like to offer my sincere thanks to all our staff for their hardworking and commitment contributed to the Group.

Liu Ji Yuan Chairman
Zhuhai, PRC, 10 September 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2003.

APT Satellite Holdings Limited

	By	/s/ Chen Zhaobin

Chen Zhaobin
Executive Director and President